FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-266405

March 6, 2023

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the registration statement, any amendment and any applicable prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

ENBRIDGE INC.

5.969% Senior Notes due 2026

5.700% Sustainability-Linked Senior Notes due 2033

Issuer:	Enbridge Inc.

Guarantors:	Spectra Energy Partners, LP Enbridge Energy Partners, L.P.

Issue of Securities:	5.969% Senior Notes due 2026	5.700% Sustainability-Linked Senior Notes due 2033

Principal Amount:	US$700,000,000	US$2,300,000,000

Coupon:	5.969%	5.700% (the “Initial Sustainability-Linked Interest Rate”), subject to increase as described in Interest Rate Step Up below.

Interest Rate Step Up:	N/A	From and including September 8, 2031 (or if such day is not a Business Day, the next succeeding Business Day), the interest rate payable on the Sustainability-Linked Senior Notes shall be increased by 50 basis points to 6.200% per annum unless we have notified the Trustee in writing on or before the date that is 15 days prior to September 8, 2031 in the form of a Satisfaction Notification that we have determined that we have satisfied the GHG Intensity Performance Target and received a related Assurance Letter from the External Verifier.

Interest Payment Dates:	Semi-annually on March 8 and September 8, commencing on September 8, 2023.	Semi-annually on March 8 and September 8, commencing on September 8, 2023.

Maturity Date:	March 8, 2026	March 8, 2033

Treasury Benchmark:	4.000% due February 2026	3.500% due February 2033

U.S. Treasury Yield:	4.619%	3.987%

Spread to Treasury:	1.350%	1.730%

Re-offer Yield:	5.969%	5.717%

Initial Price to Public:	100.000%	99.872%

Minimum Denominations:	US$2,000 x US$1,000	US$2,000 x US$1,000

Optional Redemption:	On any date more than two years prior to the maturity date for an amount equal to the principal amount of the notes redeemed plus a make-whole premium and accrued but unpaid interest to the redemption date.	On any date more than three months prior to the maturity date for an amount equal to the principal amount of the notes redeemed plus a make-whole premium and accrued but unpaid interest to the redemption date.

	On any date that is on or after March 8, 2024, the date that is two years prior to the maturity date, for an amount equal to the principal amount of the notes redeemed plus accrued but unpaid interest to the redemption date.	On any date that is on or after December 8, 2032, the date that is three months prior to the maturity date, for an amount equal to the principal amount of the notes redeemed plus accrued but unpaid interest to the redemption date.

Make-Whole Premium:	U.S. Treasury + 25 bps	U.S. Treasury + 30 bps

Trade Date:	March 6, 2023

Settlement Date:	March 8, 2023 (T+2)

G-2

CUSIP / ISIN:	29250N BQ7 / US29250NBQ79	29250N BR5 / US29250NBR52

Joint Book-Running Managers:	J.P. Morgan Securities LLC Mizuho Securities USA LLC Morgan Stanley & Co. LLC SMBC Nikko Securities America, Inc. Truist Securities, Inc.

Co-Managers:

Barclays Capital Inc.

BofA Securities, Inc.

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

MUFG Securities Americas Inc.

Wells Fargo Securities, LLC

Credit Agricole Securities (USA) Inc.

SG Americas Securities, LLC

Loop Capital Markets LLC

Academy Securities, Inc.

AmeriVet Securities Inc.

C.L. King & Associates, Inc.

Roberts & Ryan Investments, Inc.

Capitalized terms used and not defined herein have the meanings assigned in the issuer’s Preliminary Prospectus Supplement, dated March 6, 2023.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, Mizuho Securities USA LLC toll-free at 1-866-271-7403, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856, or Truist Securities, Inc. toll-free at 1-800-685-4786.

Not for retail investors in the European Economic Area (“EEA”) or the United Kingdom. No key information document (KID) as required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) or as required by the PRIIPs Regulation as it forms part of domestic UK law by virtue of the European Union (Withdrawal) Act 2018, as amended, has been prepared as not available to retail investors in the EEA or the United Kingdom, respectively.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

G-3